

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

<u>Via E-mail</u>
Mr. Naresh G. Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd #211
York, PA 17402

Re: Ameri Metro, Inc.
8-K Item 4.01
Filed August 1, 2014
8-K/A Item 4.01
Filed August 21, 2014
8-K/A Item 4.01
Filed September 2, 2014
File No. 0-54546

Dear Mr. Mirchandani:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant